Exhibit 12.1

TravelCenters of America LLC

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Years Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
	(in thousands, except ratio amounts)

Pre-tax income (loss) from continuing operations	$4,397	$33,689	$24,953	$(65,803)	$(93,977)	$(41,878)

Income from equity investees	(1,159)	(1,877)	(1,169)	(757)	(386)	(1,383)
Distributions received from equity investees	—	4,800	—	960	—	—
Fixed charges	45,004	79,161	75,471	106,603	96,350	94,309
Amortization of capitalized interest	—	—	—	—	—	—
Capitalized interest	(641)	—	—	—	—	—

Total earnings	$47,601	$115,773	$99,255	$41,003	$1,987	$51,048

Interest expense(1)	$8,495	$10,358	$9,005	$25,653	$15,440	$13,801
Estimated interest within rent expense(2)	35,868	68,803	66,466	80,950	80,910	80,508
Capitalized interest	641	—	—	—	—	—

Total fixed charges	$45,004	$79,161	$75,471	$106,603	$96,350	$94,309

Ratio of earnings to fixed charges	1.06	1.46	1.32	—	—	—

Deficiency of earnings available to cover fixed charges	$ N/A	$ N/A	$ N/A	$(65,600)	$(94,363)	$(43,261)

(1)                               Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)                               Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.